                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                               (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                            (AMENDMENT NO.   )1
                                          ---
                    Advanced Lighting Technologies, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 00753C 10 2
                     -----------------------------------
                               (CUSIP Number)
                                Alan J. Ruud
                           9201 Washington Avenue
                           Racine, Wisconsin 53406
                               (414) 886-1900
-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                               January 2, 1998
       --------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.









---------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00753C 10 2                   13D              Page  2  of  10  Pages
          -----------                                        ----    ----
-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Alan J. Ruud
-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [x]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                00 - See Item 3
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                                                                       [ ]
         ITEMS 2(D) OR 2(E)
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
-------------------------------------------------------------------------------
                                  7         SOLE VOTING POWER
       NUMBER OF                                3,000,000
         SHARES                   ---------------------------------------------
      BENEFICIALLY                8        SHARED VOTING POWER
        OWNED BY                                0
     EACH REPORTING               ---------------------------------------------
      PERSON WITH                 9        SOLE DISPOSITIVE POWER
                                                1,502,857
                                  ---------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                                0
-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,000,000
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                      [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               15.4%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

               IN
-------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 00753C 10 2                   13D              Page  3  of  10  Pages
          -----------                                        ----    ----
-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Donald Wandler (as a member of the Voting Trust group)
-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [x]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                00 - See Item 3
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                                                                       [ ]
         ITEMS 2(D) OR 2(E)
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
-------------------------------------------------------------------------------
                                  7         SOLE VOTING POWER
       NUMBER OF                                0
         SHARES                   ---------------------------------------------
      BENEFICIALLY                8        SHARED VOTING POWER
        OWNED BY                                0
     EACH REPORTING               ---------------------------------------------
      PERSON WITH                 9        SOLE DISPOSITIVE POWER
                                                571,429
                                  ---------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                                0

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               571,429
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                      [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               2.9%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

               IN
-------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 00753C 10 2                   13D              Page  4  of  10  Pages
          -----------                                        ----    ----
-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Theodore O. Sokoly (as a member of the Voting Trust group)
-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [x]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                00 - See Item 3
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                                                                       [ ]
         ITEMS 2(D) OR 2(E)
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
-------------------------------------------------------------------------------
                                  7         SOLE VOTING POWER
       NUMBER OF                                0
       SHARES                     ---------------------------------------------
      BENEFICIALLY                8        SHARED VOTING POWER
        OWNED BY                                0
     EACH REPORTING               ---------------------------------------------
      PERSON WITH                 9        SOLE DISPOSITIVE POWER
                                                142,857
                                  ---------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                                0

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               142,857
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                      [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               0.7%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

               IN
-------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 00753C 10 2                   13D              Page  5  of  10  Pages
          -----------                                        ----    ----
-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Christopher A. Ruud (as a member of the Voting Trust group)
-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [x]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                00 - See Item 3
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                                                                       [ ]
         ITEMS 2(D) OR 2(E)
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
-------------------------------------------------------------------------------
                                  7         SOLE VOTING POWER
       NUMBER OF                                0
        SHARES                    ---------------------------------------------
      BENEFICIALLY                8        SHARED VOTING POWER
        OWNED BY                                0
     EACH REPORTING               ---------------------------------------------
      PERSON WITH                 9        SOLE DISPOSITIVE POWER
                                                428,571
                                  ---------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                                0

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               428,571
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                      [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               2.2%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

               IN
-------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 00753C 10 2                   13D              Page  6  of  10  Pages
          -----------                                        ----    ----
-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Cynthia A. Johnson (as a member of the Voting Trust group)
-------------------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [x]
-------------------------------------------------------------------------------
   3     SEC USE ONLY

-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                00 - See Item 3
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                                                                       [ ]
         ITEMS 2(D) OR 2(E)
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                USA
-------------------------------------------------------------------------------
                                  7         SOLE VOTING POWER
       NUMBER OF                                0
                                  ---------------------------------------------
      BENEFICIALLY                8        SHARED VOTING POWER
        OWNED BY                                0
     EACH REPORTING               ---------------------------------------------
      PERSON WITH                 9        SOLE DISPOSITIVE POWER
                                                354,286
                                  ---------------------------------------------
                                  10       SHARED DISPOSITIVE POWER
                                                0

-------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               354,286
-------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*

                                                                      [ ]
-------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

               1.8%
-------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

               IN
-------------------------------------------------------------------------------


                    * SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER
         -------------------

              This statement relates to Common Stock, par value $.001 per share ("Common Stock"), of Advanced Lighting Technologies, Inc. (the
"Company"). The principal executive offices of the Company are located at 22307 East Aurora Road, Suite 1, Twinsburg, Ohio 44087.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

              (a)-(c) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Schedule 13D is filed on behalf of certain individuals identified below (the "Reporting Persons") who, pursuant to Rule 13d-5(b)(1), may be deemed as a group to have acquired beneficial ownership of the Common Stock of the Company as a result of such individuals becoming signatories to the Voting Trust Agreement, dated as of January 2, 1998, among the Reporting Persons (the "Voting Trust").

              Although the Reporting Persons are making this joint filing, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Act.

              The names, residence or business address, and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted for the Reporting Persons are as follows:

              Alan J. Ruud. Mr. Ruud's resident address is 3057 Michigan Boulevard, Racine, Wisconsin 53406. He is Vice Chairman of the Board of the Company and President, Chief Executive Officer and Treasurer of Ruud Lighting, Inc., a wholly owned subsidiary of the Company ("RLI"), at 9201 Washington Avenue, Racine, Wisconsin 53406.

              Donald Wandler. Mr. Wandler's resident address is 9201 Washington Avenue, Racine, Wisconsin 53406. He is Executive Vice
President and Chief Operating Officer of RLI at 9201 Washington Avenue, Racine, Wisconsin 53406.

              Theodore O. Sokoly. Mr. Sokoly's resident address is 7403 Morningside Court, Franklin, Wisconsin 53132. He is Senior Vice President of RLI at 9201 Washington Avenue, Racine, Wisconsin 53406.

              Christopher A. Ruud. Mr. Ruud's resident address is 6800 Hoods Creek Road, Franksville, Wisconsin 53126. He is Manager of
Continuous Improvement of RLI at 9201 Washington Avenue, Racine, Wisconsin
53406.

              Cynthia A. Johnson. Ms. Johnson's resident address is 5634 Northway Drive, Racine, Wisconsin 53402. She is a homemaker.

              (d) None of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

-------------------                                     ------------------

CUSIP NO. 00753C102                                     Page 8 of 10 Pages
                                                            ---  ----
-------------------                                     ------------------

            (e) None of the persons identified in this Item 2 has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

            (f) All of the individuals identified in this Item 2 are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------

            The Common Stock of the Company held by the Reporting Persons was acquired on January 2, 1998 pursuant to the Stock Purchase Agreement, dated as of December 19, 1997 (the "Stock Purchase Agreement"), among the Company, RLI and the Reporting Persons. Pursuant to the Stock Purchase Agreement, the Company acquired all of the outstanding shares of capital stock of RLI in exchange for, among other things, the issuance of an aggregate of 3,000,000 shares of Common Stock to the Reporting Persons.

ITEM 4.  PURPOSE OF TRANSACTION
          ---------------------

            The purpose of the Reporting Persons entering into the Voting Trust is to provide Alan J. Ruud with the power to vote all of the 1,497,143 shares of Common Stock held by the Reporting Persons other than Alan J. Ruud.

            The Reporting Persons do not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of common stock of the Company to be delisted from a national securities exchange or to cease to be

                                  SCHEDULE 13D

---------------------                                 -------------------

CUSIP NO. 00753C 10 2                                 Page 9 of 10 Pages
                                                          ---  ----
---------------------                                 -------------------

authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

            (a)-(b) Although each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person, pursuant to the Act and regulations thereunder the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 1,497,143 shares of Common Stock, the aggregate number of shares of Common Stock which are subject to the terms of the Voting Trust, representing approximately 7.7% of the outstanding Common Stock as of January 2, 1998. Mr. Alan J. Ruud also owns 1,502,857 shares of Common Stock not subject to the Voting Trust.

            Each person named in response to Item 2 hereof has, as of January 2, 1998 or as of such other date specified below, sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of Common Stock as follows:

            Alan J. Ruud. Mr. Ruud has the sole power to vote 3,000,000 shares of Common Stock and the sole power to dispose of 1,502,857 shares of Common Stock, which constitutes approximately 15.4% of the outstanding Common Stock in the aggregate.

            Donald Wandler. Mr. Wandler has the sole power to dispose of 571,429 shares of Common Stock, which constitutes approximately 2.9% of the outstanding Common Stock.

            Theodore O. Sokoly. Mr. Sokoly has the sole power to dispose of 142,857 shares of Common Stock, which constitutes approximately 0.7% of the outstanding Common Stock.

            Christopher A. Ruud. Mr. Ruud has the sole power to dispose of 428,571 shares of Common Stock, which constitutes approximately 2.2% of the outstanding Common Stock.

            Cynthia A. Johnson. Ms. Johnson has the sole power to dispose of 354,286 shares of Common Stock, which constitutes approximately 1.8% of the outstanding Common Stock.

                                 SCHEDULE 13D


---------------------                                      ------------------

CUSIP NO. 00753C 10 2                                      Page 10 of 10 Pages
                                                               ----   ---
---------------------                                      ------------------

        (c) There have been no transactions in Common Stock of the Company by any of the Reporting Persons during the 60 days prior to January 2, 1998.

        (d) No other person is known by the undersigned to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock which is subject to the terms of the Voting Trust.

        (e) It is inapplicable for the purposes herein to state the date on which a Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

ITEM 6. CONTRACTS, ARRRANGEMENTS, UNDERSTANDINGS OR
     RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER
     -----------------------------------------------------

        Pursuant to the Voting Trust, Alan J. Ruud is voting trustee of the shares of Common Stock owned by Donald Wandler, Theodore O. Sokoly, Christopher A. Ruud and Cynthia A. Johnson.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS
        ---------------------------------

(Exhibit 1) Voting Trust Agreement, dated as of January 2, 1998.

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated January 9, 1998

                                                /s/ Alan J. Ruud
                                                ------------------------
                                                Alan J. Ruud

                                                /s/ Donald Wandler
                                                ------------------------
                                                Donald Wandler

                                                /s/ Theodore O. Sokoly
                                                ------------------------
                                                Theodore O. Sokoly

                                                /s/ Christopher A. Ruud
                                                ------------------------
                                                Christopher A. Ruud

                                                /s/ Cynthia A. Johnson
                                                ------------------------
                                                Cynthia A. Johsnon

                           VOTING TRUST AGREEMENT


     THIS VOTING TRUST AGREEMENT, dated as of January 2, 1998, is made and entered into among Alan J. Ruud, as voting trustee (the "Voting Trustee") of the voting trust created by this Agreement, and such owners of common stock, $.001 par value, of Advanced Lighting Technologies, Inc., an Ohio corporation (the "Company") whose names are listed on Exhibit A attached hereto (hereinafter sometimes separately referred to as a "Shareholder" and collectively as the "Shareholders").


                                    RECITALS

     A. The Shareholders are the owners of the number of shares of common stock, par value $.001 per share, of the Company (the "Shares"), set forth opposite their names on Exhibit A hereto. The Shareholders acquired the Shares pursuant to the Stock Purchase Agreement, dated as of December 19, 1997 (the "Stock Purchase Agreement"), among the Company, Ruud Lighting, Inc., a Wisconsin corporation ("RLI"), and the Voting Trustee and the Shareholders as shareholders of RLI.

     B. The Shareholders desire that all of the Shares be made subject to the terms and conditions of this Agreement.

     C. The Shareholders deem this Agreement to be in the best interest of the Company and all of the Shareholders.

                                   AGREEMENTS

     In consideration of the recitals and the mutual agreements herein contained, the parties agree as follows:

     1. Deposit of Voting Shares; Issuance of Voting Trust Certificates.
        ---------------------------------------------------------------

        (a) The Shareholders will promptly deposit with the Voting Trustee the certificate(s) evidencing all of the Shares owned by each such Shareholder (the "Share Certificates") duly endorsed for transfer to the Voting Trustee or accompanied by proper instruments duly executed to effect the transfer of such Shares to the Voting Trustee, and will accept in exchange therefor a Voting Trust Certificate representing the number of Shares deposited by such Shareholder.

        (b) Upon receipt of the Share Certificates, the Voting Trustee shall cause to be issued and delivered to each Shareholder a Voting Trust Certificate, substantially in the form of Exhibit B hereto with the blanks therein appropriately completed, representing the number of Shares evidenced by the Share Certificates deposited by each Shareholder. Voting Trust Certificates issued upon the transfer of, in exchange for, or in addition to such Voting Trust Certificates, as provided in this Agreement, shall be substantially in the form attached hereto as Exhibit B with such appropriate variations, omissions, and insertions as may be required.

     2. Issuance of Voting Shares to the Voting Trustee. The Voting Trustee shall cause all Share Certificates deposited with him pursuant to Section 1 above to be surrendered to and canceled by the Company, and shall cause the Company to issue and deliver to the Voting Trustee new share certificates representing the Shares in the name of the Voting Trustee, as voting trustee, which shall contain a legend stating that the Share Certificates are issued pursuant and subject to the provisions of this Agreement. The Company's stock ledger and journal shall indicate that such share certificates are subject to the provisions of this Agreement. Except as herein provided, all share certificates issued and delivered to the Voting Trustee pursuant to this
Section 2 shall at all times be and remain in the possession of the Voting Trustee or a depository designated by the Voting Trustee. The Voting Trustee shall not transfer any certificates representing Shares other than as provided in this Agreement.

     3. Records of Voting Trust Certificates.
        ------------------------------------

        (a) Records. The Voting Trustee shall keep or cause to be kept books of record of all Voting Trust Certificates issued pursuant to this Agreement, and shall also fix and determine a place at which such books of record shall be kept and at which Voting Trust Certificates may be transferred.

        (b) Inspection of Records of Voting Trust Certificates. Any owner of a Voting Trust Certificate shall have the right to inspect the books of record of the Voting Trust Certificates to be maintained by the Voting Trustee pursuant to Section 3(a) at the place at which such records are kept at any reasonable time.

     4. Transfer of Voting Trust Certificates.
        -------------------------------------

        (a) Voting Trust Certificates may be transferred pursuant to this
Section 4 provided that (i) such transfer is made in accordance with any restrictions on transfer applicable to the Shares represented by the Voting Trust Certificates, including, without limitation, any restrictions on transfer of the Shares under the Stock Purchase Agreement, and (ii) such transfer is either registered or exempt from registration under the Securities Act of 1933, as amended.

     (b) All permitted transfers of Voting Trust Certificates shall be recorded on the books of record kept by the Voting Trustee. The Voting Trustee may treat the record holder of the respective Voting Trust Certificates as the absolute owner thereof for all purposes whatsoever and shall not be bound to recognize any equitable interest in or claim to any such Voting Trust Certificate or the Shares represented thereby on the part of any other party until transferred on such books of record. The Voting Trustee shall not be required to make any transfer of a Voting Trust Certificate upon such books of record except upon surrender of a Voting Trust Certificate to be transferred, properly assigned in such form as shall acceptable to the Voting Trustee, accompanied by such evidence as the Voting Trustee may reasonably require as to the authority of any person other than the record holder thereof who may seek to effect such transfer and as to the genuineness of the appropriate signatures. Upon each such transfer, the Voting Trust Certificates surrendered for transfer shall be canceled and the Voting Trustee shall issue a new Voting Trust Certificate to the transferee and the transferee shall, by acceptance thereof, assent to the terms and conditions of this Agreement. Any such transferee shall be required to execute a supplemental copy of this Agreement.

     (c) Replacement of Voting Trust Certificates. In the event any Voting Trust Certificate shall become mutilated, lost, or destroyed, the Voting Trustee, under such conditions with respect to indemnity or otherwise as he, in his discretion, may prescribe, may provide for the issuance of a new Voting Trust Certificate in lieu of such lost or destroyed Voting Trust Certificate or in exchange for such mutilated Voting Trust Certificate.

     5.   Powers and Duties of Voting Trustee.
          -----------------------------------

          (a) Right to Vote. The Voting Trustee shall be entitled to exercise all shareholder rights of the Shareholders in respect of the Shares, including, but not limited to, the right to exercise voting rights of such Shares on each matter submitted to the Company's shareholders for their vote, consent, waiver, release, or other action and the right to take part in any corporate or shareholders' action of the Company, whether ordinary or extraordinary, by proxy or otherwise. The right of the Voting Trustee to exercise the voting rights of the Shares in accordance with the terms hereof includes, but is not limited to, the exercise of voting rights relating to fixing the number and the election of directors of the Company, the changing of the Company's capital structure, the amendment of the Company's Articles of Incorporation or Code of Regulations, the reclassification of the Shares, the purchase of assets by the Company, and the merger, consolidation, liquidation or dissolution of the Company. The owners of Voting Trust Certificates shall not have any right under such Voting Trust Certificates or under this Agreement or otherwise, to exercise the voting rights of such Shares or to take part in any corporate or shareholders' action or to do or perform any act or thing that shareholders of the Company are now or may hereafter become entitled to do or to perform, for so long as the Shares owned by each such Shareholder are held by the Voting Trustee except to receive cash dividends and distributions when declared and paid and to review the books and records of the Company during normal business hours. Notwithstanding anything to the contrary, the Voting Trustee shall not have the right to sell or otherwise transfer any of the Shares.

     (b) Discretion of Voting Trustee. In exercising the voting rights of the Shares, or in doing any act with respect to the control or management of the Company or its affairs, or otherwise acting hereunder, the Voting Trustee shall be free to exercise his full discretion. Notwithstanding anything to the contrary, the Voting Trustee shall not have the right to sell or otherwise transfer any of the Shares.

     (c) Acting as Director or Officer. The Voting Trustee or any representative of the Voting Trustee may act as a director, an officer or an employee of the Company and may vote for himself as such and may have an ownership interest in the Company. The Voting Trustee or any person with whom or which he may be associated, or any entity of which he may be a member, or any corporation of which he may be a shareholder, director, or officer, may contract with the Company or otherwise have a financial interest in any matter or transaction to which the Company may be a party or in which the Company may be in any way concerned, as though he were not Voting Trustee, but otherwise subject to law.

     (d) Compensation. The Voting Trustee shall serve without compensation. The Voting Trustee shall be reimbursed for all reasonable expenses, disbursements and advances incurred or made by the Voting Trustee in performance of his duties hereunder. The owners of the Voting Trust Certificates agree to reimburse and indemnify the Voting Trustee for all reasonable claims, expenses, and liabilities incurred by him in connection with the discharge of his duties under this Agreement. Any such claims, expenses, or liabilities shall be charged to the Voting Trust Certificate owners, pro rata, and may be deducted from dividends or other distributions to them, or may be made a charge payable as a condition to the delivery of Share Certificates following the surrender to the Voting Trustee of the Voting Trust Certificates, and the Voting Trustee shall be entitled to a lien therefor on the Shares, funds, or other property in his possession. The Voting Trustee shall disclose in reasonable detail on an annual basis, all reimbursements received for reasonable expenses, disbursements, advances incurred or made by the Voting Trustee in performance of his duties hereunder.

     (e) Immunities of the Voting Trustee. The Voting Trustees shall incur no responsibility in his capacity as voting trustee, as a shareholder, or otherwise, by reason of any error of judgment or mistake of law or other mistake, for any act or omission of any agent or attorney, for any misconstruction of this Agreement, or for any action of any sort taken or omitted hereunder or believed by him to be in accordance with the provisions and intent hereof or otherwise, except solely for his own individual willful misconduct. In the discharge of his duties hereunder, the Voting Trustee shall be fully protected in acting in reliance upon any instrument, document, or paper believed by him to be genuine and to have been executed by the proper parties; and, shall likewise be fully protected in issuing any Voting Trust Certificate or in taking or refraining from taking any action hereunder in reliance upon any certificate or certificates purporting to be duly signed, as to the existence or non-existence of any fact or facts or the performance or non-performance of any act or acts. and may accept as conclusive any statement made in any such certificate. The Voting Trustee shall not be required to give bond or security for the discharge of his duties under this Agreement. The Voting Trustee, may in his discretion, consult with counsel to be select by him and shall incur no liability in respect of any action taken on the advice of any such counsel.

     (f) Dividends. The record owner of each Voting Trust Certificate shall be entitled to receive his pro rata share of any dividends paid or distributed by the Company upon the Shares represented by the Voting Trust Certificates and all other corporate distributions made by the Company in respect of such Shares; provided, however, that, if any such dividend or distribution includes shares of capital stock of the Company with voting rights, the certificates representing such shares of stock shall be deposited with the Voting Trustee subject to the terms of this Agreement, and the owner of the Voting Trust Certificate evidencing the Shares upon which such dividend or distribution is made shall entitled to receive new Voting Trust Certificates representing such newly-deposited shares of capital stock with voting rights.

     The record date fixed by the Company for the purpose of the payment of any dividend or for the making of any other distribution shall be the record date for the purpose of payment distribution to the owners of Voting Trust Certificates, and whenever any such record date shall be fixed, the owners of record of Voting Trust Certificates at the date so fixed shall exclusively be entitled to participate in the payment or distribution. Upon receipt by the Voting Trustee of any dividend or other distribution in respect of any Shares held by the Voting Trustee, the Voting Trustee shall promptly distribute the funds or property so received by him to the owners of Voting Trust Certificates to whom such funds or property should have been distributed by the Company if the foregoing provisions hereof had been observed.

     Notwithstanding the foregoing provisions of this Section 5, if the Company shall reclassify its Shares, reorganize, sell all or substantially all of its assets with or without dissolution, consolidate with or merge into another corporation, or if another corporation shall merge into the Company, the shares of capital stock into which the Shares then on deposit hereunder shall be reclassified and any shares of capital stock issued in exchange or substitution for the Shares then on deposit hereunder shall, if they are a non-voting shares, be distributed in accordance with the provisions of this

Agreement directly to the record owners of outstanding Voting Trust Certificates, issued in respect of such Shares; or, if they are voting shares, they shall become subject to the terms and conditions of this Agreement as if such voting shares had been originally deposited hereunder, and shall be deposited with the Voting Trustee, and the owner of outstanding Voting Trust Certificates shall be entitled to receive new Voting Trust Certificates representing such newly deposited shares of capital stock with voting rights.

        (g) Deductions for Distributions. There shall be deducted and withheld from every distribution of every kind under this Agreement any taxes, assessments, or other charges that may be required by law to be deducted or withheld, as well as expenses and charges incurred pursuant to Section 5(e), to the extent that the expenses and charges remain unpaid or unreimbursed.

    6.  Resignation of Voting Trustee.
        -----------------------------

        (a) Resignation of Voting Trustee. The Voting Trustee may at any time resign by delivering to the owners of the Voting Trust Certificates his resignation in writing, to take effect not less than ten days after delivery. Upon the resignation of the Voting Trustee, this Agreement shall terminate. Such notice of resignation shall specify the time and manner of delivery of certificates representing Shares following the surrender and cancellation of the respective Voting Trust Certificates as described in Section 7(c) below.

        (b) Death or Disability of Voting Trustee. The rights and duties of the Voting Trustee shall terminate on his death or disability and no interest in any of the property owned or held hereunder nor any of the rights or duties of the Voting Trustee may be transferred by will, devise, succession, or in any manner, except as provided in this Agreement. The heirs, administrators, and executors of the Voting Trustee shall, however, have the right and absolute duty to convey any property held by the Voting Trustee to the Shareholders promptly upon termination of this Agreement. For purposes of this Agreement, disability shall mean the inability of the Voting Trustee to perform satisfactorily his duties hereunder for a period of 120 days in the aggregate out of 150 consecutive days as a result of a physical or mental illness or other disability, which, in the written opinion of a physician of recognized ability and reputation, makes it highly likely that such illness or disability will continue for a significant period of time.

    7.  Termination.
        -----------

        (a) Duration. Except as otherwise provided in Sections 6(a) and (b) and 7(b), this Agreement shall terminate on the earlier of: (i) January 2, 2008;
or (ii) the date upon which all of the Shares are acquired by the Company and/or any shareholders of the Company that are not a party to this Agreement.

        (b) Termination by Shareholder. In the event a Shareholder desires to transfer his Shares, this Agreement may be terminated with respect to such Shares and such Shares shall not be subject to the restrictions contained herein provided that (i) such Shares are transferred in accordance with the Stock Purchase Agreement and any other agreement to which the Shareholders is a party which may restrict the transfer of such Shares, and (ii) the transfer of such Shares either is registered or is exempt from registration under the Securities Act of 1933, as amended.

        (c) Obligations of Voting Trustee Upon Termination. Upon the termination of this Agreement, the owners of the Voting Trust Certificates shall surrender their respective Voting Trust Certificates to the Voting Trustee or, upon the Voting Trustee's death or disability, the Secretary of the Company who shall deliver to the Company the certificates representing Shares, and the Secretary of the Company shall then issue certificates representing the Shares to the appropriate respective owners of the Voting Trust Certificates. If, at the expiration of four months after termination of this Agreement, any Voting Trust Certificate shall not have been surrendered to the Voting Trustee he may, in his discretion, and if acceptable to the Secretary of the Company, deliver the certificates representing such Shares to the Secretary of the Company to be held by the Company for the owners of any such Voting Trust Certificates to be delivered to such owners upon surrender of their respective Voting Trust Certificates, whereupon all responsibilities of the Voting Trustee with respect thereto shall cease; provided, however, if the Voting Trustee shall have died or become disabled, the shares shall be held by the Company for the owners of any such Voting Trust Certificates to be delivered to such owners upon surrender of their respective Voting Trust Certificates whereupon all responsibilities of the Company with respect thereto shall cease. Notwithstanding the termination of this Agreement, the Voting Trustee or upon the Voting Trustee's death or disability, the Secretary shall thereafter have the power to take or cause to be taken such further and other action as he may deem necessary or desirable to conclude promptly the duties imposed upon him in this Agreement; provided however, that after the termination of this Agreement, he shall have no authority to exercise any voting rights of the Shares.

        (d) Pledging of Shares. Any of the Shareholders may pledge any portion of their respective Shares (the "Pledged Shares") to secure loans ("Loans") and such Pledged Shares shall not be subject to the restrictions contained in this Agreement, provided that any such Shareholder executes and delivers to the Voting Trustee an Irrevocable Proxy in the form of Exhibit C hereto. Upon the repayment of such Loans, the Pledged Shares shall again be subject to the terms of this Agreement and the restrictions contained in this Agreement and the Irrevocable Proxy shall be terminated. In connection with the pledging of Shares, the Shareholder making a pledge shall surrender his or her Voting Trust Certificates to the Voting Trustee, who shall deliver to the Company the certificates representing the Pledged Shares, and the Secretary of the

Company shall cause the transfer agent of the Company to issue certificates representing the Pledged Shares to the appropriate owner of the Voting Trust Certificates to be delivered to such owner upon surrender of such owner's Voting Trust Certificates. Upon repayment of the Loans and the cancellation of such pledge and the return of the Pledged Shares to the Shareholder, such Shareholder shall immediately deliver the Pledged Shares to the Voting Trustee in accordance with Section 1.

     8. Notice.
        ------

        (a) Notice to Owners of Voting Trust Certificates. All notices to be given to owners of Voting Trust Certificates may be given by personally delivering or mailing the same to such record owners at the last addresses furnished in writing by such owners to the Voting Trustee, and any notice when so delivered or mailed shall be considered as served on the respective owners of Voting Trust Certificates.

        (b) Notice to Voting Trustee. Any notice required or permitted to be given hereunder to the Voting Trustee shall be given by personally delivering or mailing the same to Alan J. Ruud, 9201 Washington Avenue, Racine, Wisconsin 53406 or such other address as shall be in writing by the Voting Trustee to the owners of Voting Trust Certificates.

     9. Payment of Taxes. If at any time any tax is payable by the Voting Trustee in respect of the ownership of the Shares held by him or in respect of any dividends, distributions, or other rights in respect of the Shares, the tax may be paid out of any assets of the Voting Trust created by this Agreement or any dividends or distributions received by the Voting Trustee; provided, however, that the Voting Trustee shall be fully reimbursed by the Shareholders, on a pro rata basis based upon Share ownership, for any such payments by the Voting Trustee not satisfied out of the assets of the Trust or dividends or distributions received by the Voting Trustee.

     10. Amendment. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Voting Trustee or the Shareholders unless such modification, amendment or waiver is approved in writing by the Voting Trustee and the holders of at least a majority in interest of the outstanding Voting Trust Certificates; provided that no such amendment or action which materially adversely affects any one Shareholder vis-a-vis the other Shareholder shall be effective against such Shareholder without the prior written consent of such Shareholder.

     11. Miscellaneous.
         -------------

         (a) Acceptance by Voting Trustee. The Voting Trustee accepts the trust hereunder and agrees to perform as trustee upon the terms and conditions of this Agreement.

         (b) Parties to Agreement. This Agreement shall be binding upon and shall operate for the benefit of the Shareholders and the Voting Trustee and their respective heirs, estates, personal representatives, successors and permitted assigns, and shall be binding upon any transferee of Shares or Voting Trust Certificates from a Shareholder. Subject to the terms of Section 7(b), the name of any permitted transferee of Shares or Voting Trust Certificates from a Shareholder shall be added or be deemed to be added to the attached Exhibit A and such persons shall be considered Shareholders for purposes of this Agreement.

         (c) Entire Agreement. This Agreement contains the entire understanding among the parties and supersedes any prior understanding and agreements between them respecting the within subject matter hereof. There are no representations, agreements, arrangements, or understandings, oral or written, between or among the parties hereto relating to the subject matter of this Agreement which are not fully expressed herein.

         (d) Survival. This Agreement shall be binding upon and inure to the benefit of the heirs, executors, administrators successors, and assigns of the parties hereto.

         (e) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument. The execution by any one party of any counterpart shall be sufficient execution by that party, whether or not the same counterpart has been executed by any other party.

         (f) Fractional Shares. Whenever necessary, the Voting Trustee may issue Voting Trust Certificates for fractional Shares.

         (g) Gender; Number. Whenever the context of this Agreement requires, the masculine gender includes the neuter or feminine, and the singular number includes the plural.

         (h) Effectiveness of Agreement. This Agreement shall become effective when it shall be signed by the Voting Trustee and on behalf of each Shareholder.

     (i) Governing Law. The validity of this Agreement or any part hereof, and the interpretation and enforcement of all provisions hereof, shall be governed by and construed and enforced in accordance with the laws of the State of Ohio.

     (j) Invalidity. The invalidity of any term or provisions of this Agreement shall not affect the validity of the remainder of this Agreement and this Agreement shall be enforced to the greatest extent permitted by law.

     (k) Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have signed the attached counterpart signature pages of this Agreement as of the day and year first above written.

(Agreement and Signature Lines Continue on Following Pages)

     This page constitutes a counterpart signature page to the Voting Trust Agreement made and entered into by and among Alan J. Ruud, as voting trustee, and certain Shareholders of Advanced Lighting Technologies, Inc., an Ohio corporation, on January 2, 1998. The undersigned parties hereby agree to be bound by the terms thereof.

                                    VOTING TRUSTEE:


                                    /s/ Alan J. Ruud
                                    -------------------------
                                    Alan J. Ruud


                                    Date:  January 2, 1998

     This page constitutes a counterpart signature page to the Voting Trust Agreement made and entered into by and among Alan J. Ruud, as voting trustee, and certain Shareholders of Advanced Lighting Technologies, Inc., an Ohio corporation, on January 2, 1998. The undersigned parties hereby agree to be bound by the terms thereof.

                                    SHAREHOLDER:


                                    /s/ Donald Wandler
                                    ----------------------------
                                    Donald Wandler


                                    Date:  January 2, 1998

     This page constitutes a counterpart signature page to the Voting Trust Agreement made and entered into by and among Alan J. Ruud, as voting trustee, and certain Shareholders of Advanced Lighting Technologies, Inc., an Ohio corporation, on January 2, 1998. The undersigned parties hereby agree to be bound by the terms thereof.

                                    SHAREHOLDER:


                                    /s/ Theodore O. Sokoly
                                    ------------------------------
                                    Theodore O. Sokoly


                                    Date:  January 2, 1998

     This page constitutes a counterpart signature page to the Voting Trust Agreement made and entered into by and among Alan J. Ruud, as voting trustee, and certain Shareholders of Advanced Lighting Technologies, Inc., an Ohio corporation, on January 2, 1998. The undersigned parties hereby agree to be bound by the terms thereof.

                                    SHAREHOLDER:


                                    /s/ Christopher A. Ruud
                                    -------------------------------
                                    Christopher A. Ruud



                                    Date:  January 2, 1998

     This page constitutes a counterpart signature page to the Voting Trust Agreement made and entered into by and among Alan J. Ruud, as voting trustee, and certain Shareholders of Advanced Lighting Technologies, Inc., an Ohio corporation, on January 2, 1998. The undersigned parties hereby agree to be bound by the terms thereof.

                                    SHAREHOLDER:


                                    /s/ Cynthia A. Johnson
                                    ------------------------------
                                   Cynthia A. Johnson

                                    Date:  January 2, 1998

                                   EXHIBIT A


                        SHAREHOLDERS         NUMBER OF SHARES
                        ------------         ----------------
                        Theodore O. Sokoly   142,857
                        Donald Wandler       571,429
                        Christopher A. Ruud  428,571
                        Cynthia A. Johnson   354,286

                                   EXHIBIT B

                            VOTING TRUST CERTIFICATE

                      ADVANCED LIGHTING TECHNOLOGIES, INC.
                      -----------------------------------



No.                                                      Shares of Common Stock
    ---------------                                 -----



     ALAN J. RUUD, the Voting Trustee under an Voting Trust Agreement dated January 2, 1998 (the "Agreement"), having received certain shares of common stock, par value $.001 per share ("Common Stock"), of Advanced Lighting Technologies, Inc., an Ohio corporation (the "Company") pursuant to the
Agreement, hereby certifies that                      will be entitled to
                                ----------------------
receive a certificate for               fully paid shares of Common Stock on
                          -------------
the expiration or termination of the Agreement.

     IN WITNESS WHEREOF, the Trustee has executed this Certificate this
day of                      , 1998.                                     ----
       ---------------------


                                             ----------------------------
                                             Alan J. Ruud, Voting Trustee
----------------------------

Name:
     -----------------------

----------------------------

Name:
     -----------------------


STATE OF WISCONSIN    )
                      )  SS:
COUNTY OF RACINE      )



     The foregoing instrument was acknowledged before me this       day of
                                                              -----
         , 1998 by                           , an individual, as his free act
---------          --------------------------
and deed.


                                    -----------------------------
                                    Notary Public

                                                                EXHIBIT C


                               IRREVOCABLE PROXY

1. The undersigned shareholder ("Shareholder"), holder of the number of shares of common stock of Advanced Lighting Technologies, Inc., an Ohio corporation (the "Company") indicated opposite his signature, hereby irrevocably appoints and constitutes ALAN J. RUUD ("Proxy Holder") as his attorney and proxy to exercise all shareholder rights of the Shareholder in respect of the Shares, including, but not limited to, the right to exercise the voting rights of such Shares on each matter submitted to the Company's shareholders for their vote, consent, waiver, release, or other action and the right to take part in any corporate or shareholders' action of the Company, whether ordinary or extraordinary, by proxy or otherwise. The right of the Proxy Holder to exercise the voting rights of the Shares in accordance with the terms hereof includes, but is not limited to, the exercise of voting rights relating to fixing the number and election of directors of the Company, the changing of the Company's capital structure, the amendment of the Company's Articles of Incorporation or Code of Regulations, the reclassification of the Shares, the purchase of assets by the Company, and the merger, consolidation, liquidation or dissolution of the Company. The Shareholder shall not have any right to exercise the voting rights of such Shares or to take part in any corporate or shareholders' action or to do or perform any act or thing that shareholders of the Company are now or may hereafter become entitled to do or to perform, for so long as the Shares owned by such Shareholder are subject to this Irrevocable Proxy pursuant to Section 3 hereof, except to receive cash dividends and distributions when declared and paid and to review the books and records of the Company during normal business hours. Notwithstanding anything to the contrary, the Proxy Holder shall not have the right to sell or otherwise transfer the Shares of the Shareholder.
     The power and duties of the Proxy Holder shall be identical to the power and duties of the Proxy Holder in his capacity as Voting Trustee under the Voting Trust Agreement, dated as of January 2, 1998 ("Voting Trust Agreement") as set forth in Sections 5 and 6 of the Voting Trust Agreement, which are hereby incorporated by reference.

2. In exercising the voting rights of the Shares, or in doing any act with respect to the control or management of the Company or its affairs, or otherwise acting hereunder, the Proxy Holder shall be free to exercise his full discretion. Notwithstanding anything to the contrary, the Proxy Holder shall not have the right to sell or otherwise transfer the Shares of the Shareholder.

3. In compliance with Ohio Revised Code, Section 1701.48 this Irrevocable Proxy is made irrevocable and executed in consideration of the release of the Shares from the Voting Trust Agreement to permit Shareholder to obtain a margin loan from Prudential Securities Incorporated ("Margin Loan") provided, however, upon repayment of the Margin Loan, the Shares shall again become subject to the Voting Trust Agreement. This proxy is made irrevocable so as to secure the Proxy Holder's right as Voting Trustee under the Voting Trust Agreement to vote the Shares upon the release of the Shares from the Voting Trust Agreement and to secure Shareholder's agreement that the Shares shall again become subject to the Voting Trust Agreement upon repayment of the Margin Loan.

4. Any additional shares issued to the Shareholder shall be subject to this Irrevocable Proxy only to the extent such additional shares would be subject to the Voting Trust Agreement.

5. This Proxy for all or a portion of the Shares shall terminate upon the earlier to occur of (a) Prudential Securities Incorporated has exercised its rights upon an event of default under the Margin Loan, (b) the repayment of the Margin Loan and the Shares becoming subject to the Voting Trust Agreement or (c) the termination of the Voting Trust Agreement pursuant to Section 7 of the Voting Trust Agreement.

6. In the event of a dispute or controversy arising out of or relating to this Irrevocable Proxy, or performance hereof, Proxy Holder shall be entitled to vote the shares pursuant to this Irrevocable Proxy during the pendency of such dispute.

This Irrevocable Proxy may be executed in one or more counterparts, each of which shall constitute an original document, but all of which together shall be one and same Irrevocable Proxy.

SHAREHOLDER:

No. of Shares Subject to
this Irrevocable Proxy:
                         ----------


-----------------------------------


-----------------------------------


Dated:                       , 1998
      -----------------------

ACCEPTED AND AGREED TO:
PROXY HOLDER

-----------------------------------
Alan J. Ruud

Dated:                       , 1998
      -----------------------



                                      2